



LINE SHEET

A
Awaken

TORII AWAKE

Wholesale	$ 3 PER UNIT
MSRP	$ 5.79 PER UNIT
VIN*	AW2OZ1



D
Digest

TORII DIGEST

Wholesale	$ 3 PER UNIT
MSRP	$ 5.79 PER UNIT
VIN*	DI2OZ1



R
Restore

TORII RESTORE

Wholesale	$ 3 PER UNIT
MSRP	$ 5.79 PER UNIT
VIN*	RE2OZ1



U
Unwind

TORII UNWIND

Wholesale	$ 3 PER UNIT
MSRP	$ 5.79 PER UNIT
VIN*	UW2OZ1



R
Re-Leaf

TORII RE-LEAF

Wholesale	$ 3.33 PER UNIT
MSRP	$ 6.39 PER UNIT
VIN*	RL2OZ1

TERMS & CONDITIONS

Miminum Order Quantities (MOQ)	**Free shipping applies to orders above $ 250**
Payment Terms	**30 Days**
Retail Sales Account Number	**102839386**

*VIN : Vendor Item ID

CONTACT INFORMATION

Jenna@toriilabs.com | 410.274.5645

Torii Labs, 8823 1/2 Dorrington Ave, Wesat Hollywood, CA 90048

TORII LABS CALIFORNIA

PRODUCT INFORMATIION


A
Awaken

TORII AWAKE

Adaptogenic Clean Energy

A powerful combination of adaptogenic herbs provides improved mind body performance.

GOOD FOR
Coffee alternative, Brain fog, Stress management


D
Digest

TORII DIGEST

Digestive Aid

A herbal formula that cleanses and strenghtens the gut while supporting healthy digestion.

GOOD FOR
Cleansing G.I.T Health, Digestion


R
Restore

TORII RESTORE

Hydrate & Replenish

All-in-one restorative solution, this formula replenishes the body from the inside out.

GOOD FOR
Post-yoga, Muscle regeneration, Replenishing a depleted body


U
Unwind

TORII UNWIND

Natural Sleep Aid

This formula stimulates deep regenerative processes critical for the brain and body.

GOOD FOR
Deep sleep, Releasing tension, Nighttime restoration


R
Re-Leaf

TORII RE-LEAF

De-Stress & Relax

Made with anti-inflammatory compounds and potent phytocannabinoids, this formula relieves pain and mild anxiety*

GOOD FOR
Calming your nerves, reducing inflammation, reducing pain*

No Caffeine . Non-GMO . Vegan . Gluten Free

OPEN THE GATE TO YOUR POTENTIAL

We've created the new essentials: a variety of tonics and shots that form the backbone of your daily wellness routine.